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Filed by Andrew Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

The following is a question and answer document that was posted on March 6th to Andrew Corporation's internal inter-net for employees.

Allen Acquisition
Employee Q&A

What have we announced?

        On February 18, 2003, we announced the signing of a definitive agreement under which Andrew will acquire Allen Telecom Inc. in a stock-for-stock transaction valued at approximately $500 million.

Why is Andrew making this acquisition of Allen Telecom?

        Adding Allen's strengths in filters, repeaters & in-building solutions, network geolocation and base station antennas will establish Andrew as the preeminent global wireless infrastructure subsystems supplier, with capabilities to provide total customer solutions, including virtually the entire base station RF footprint. The combined company will be the number one global supplier of coaxial cables, RF power amplifiers, terrestrial microwave antennas, network geolocation solutions, and repeaters and in-building systems; and the number two global merchant provider of filters and base station antennas. And, we will be able to deliver an integrated offering of active components—filters and RF power amplifiers—to better meet the evolving performance and cost-efficiency requirements of our customers. As a result of the Allen acquisition, Andrew will be uniquely positioned to capture a greater portion of the $20 billion wireless infrastructure subsystems market.

How many employees does Allen have?

        Allen Telecom has approximately 2300 employees worldwide.

Where is Allen located?

        Currently Allen Telecom has 14 manufacturing facilities in nine countries: Mexico, China, Brazil, Italy, Germany, Czech Republic, France, Australia and the U.S., 10 R&D/product engineering facilities in five countries: Italy, Germany, Czech Republic, France and the U.S, and a headquarters location in Ohio.

What products does Allen make?

        Allen offers products and services in the following categories:

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  Base Station Subsystems & Components (combiners, duplexers, filters, highly linear power amplifiers, tower mounted amplifiers, cable)

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  Base Station & Mobile Antennas (base station antennas, subassemblies, mobile antennas)

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  Repeaters & In-Building Coverage (repeaters, optical repeaters, boosters, test/measurement equipment, fiber-optic in-building distributed antenna systems)

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  Network Geolocation (an enhanced 911 system to locate mobile subscribers making emergency calls as mandated by the FCC)

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  Wireless Engineering & Consulting Services (microwave and satellite services, software products, engineering databases, on-line transactional services, protection, spectrum sharing, measurement and surveys)

What was Allen's annual revenue in 2002?

        Allen Telecom's revenue for 2002 was $417 million.

Who are Allen's customers today?

        Allen has a diverse customer base which includes the major wireless OEMs: Lucent, Motorola, Alcatel, Siemens, Nokia and Nortel, and many Carriers including AT&T Wireless, Orange, Vodafone, Verizon, Sprint PCS, Telefonica, Nextel, China Unicom, Cingular, British Telecom, Deutsch Telecom, and Telstra.

Where will the $40 million in synergies that were announced come from?

        We see opportunities for synergies and cost savings from efficiencies in manufacturing, purchasing, research and development, sales and marketing, general and administration.

We are in the midst of the restructuring we announced last year. How is this acquisition going to impact that?

        We are proceeding with the restructuring as planned, but also initiating planning meetings with Allen Telecom to develop an integration plan for implementation after the acquisition closes (expected to be in June.) During these planning meetings, we will take the opportunity to consider adjustments or opportunities that the acquisition might bring to our restructuring plan and tailor it accordingly. Most likely, however, most of the Allen Telecom integration will follow our restructuring in time, and will require an effort comparable to if not greater than our current restructuring to achieve the full benefits of the acquisition.

According to the press release, we are paying a 21% premium for Allen. Why is that?

        Generally in any acquisition a premium is paid above market price. Through negotiations with Allen, we agreed at a premium of 21%. This percentage is a typical premium paid for this type of transaction.

What is the reaction of our customers to the news of our plans to acquire Allen Telecom?

        Our customers have been very positive about our news to acquire Allen Telecom, a company that many of them already do business with. Our customers recognize that adding Allen's capabilities to Andrew's existing strengths will make Andrew the most comprehensive RF path provider and are optimistic that this will benefit their business.

What is Wall Street's reaction to the news of our plans to acquire Allen Telecom?

        The coverage of the acquisition by industry analysts has all been very positive. The analysts see the combining of Allen with Andrew, consolidating the RF path offering, a logical and positive strategy.

What can you tell us about the two Allen executives that will join Andrew's Board of Directors, Philip Colburn and Robert Paul?

        Philip Colburn has been Chairman of the Board of Allen Telecom since December 1988. From 1988 to 1991 he held the position of CEO. During 1988 and 1999 he was President, and from 1976 to 1981 he held the title Executive Vice President. During the time between 1981 and 1988, Mr. Colburn was a consultant to Allen. In addition to his position as Allen's Chairman, Philip Colburn serves as a director of Superior Industries International, Inc. and TransPro, Inc.

        Robert (Bob) Paul has been President & Chief Executive Officer of Allen Telecom Inc. since 1991. From 1989 to 1991 he served as President & Chief Operating Officer. From 1987 to 1989 he held the position of Senior Vice President & Chief Financial Officer and prior to 1987 he was President, Antenna Specialists, Vice President & Treasurer and Assistant to the President. Mr. Paul serves on the Board of Directors for Rogers Corporation and the Cleveland Playhouse. He holds an MBA from Stanford University and a BS in Mechanical Engineering from University of Wisconsin—Madison.

Will this acquisition affect our Earnings Incentive Plan by negatively impacting EPS?

        Since the acquisition of Allen Telecom is anticipated to be final in June 2003, there will be no impact of the acquisition to either the targets or results for this current quarter (the second fiscal quarter of 2003, January through March) or the third fiscal quarter (April through June 2003). Once the acquisition is complete, the projected impact of Allen will be taken into consideration when subsequent targets are set.

Why is there a freeze on salaries if we can afford to spend money acquiring Allen Telecom?

        The decision to hold salaries stable this year was based on market indicators (how Andrew people are compensated as compared to the market) as well as financial factors impacting Andrew, such as the downturn in the wireless industry. Our decision to acquire Allen Telecom was based on our financial goals and our strategy to achieve success by being the leading supplier of RF subsystems and infrastructure.

Will the acquisition cause job reductions due to redundancies?

        As with any acquisition, we will look to take advantage of synergies and redundancies to reduce our operating expenses. It is likely that in doing this we will impact some locations and some people. A transition team has been formed to determine how to best integrate Allen. As we go through this process we will continue to keep you informed of our progress.

Why has the Andrew stock price been down following the announcement?

        A stock drop by the acquiring company is very typical after an acquisition announcement, primarily due to the impact of arbitragers who sell the acquirer's stock short, putting pressure on the stock price.

The acquisition is targeted to complete by June. This seems very quick, are we sure this can happen by then?

        While this seems to be an aggressive timeframe, subject to government & regulatory approvals as well as an affirmative shareholder vote by both companies, we anticipate this can and will happen by mid-year. Most Andrew employees are shareholders, so you will be receiving a proxy vote information package in April or May asking that you vote on the acquisition.

Will we adjust our company's business revenue target to $1.3B in 2003?

        The 1.3B that was part of the Andrew-Allen presentation is 2002 pro forma revenue. In other words, the revenue that Andrew would have had if Allen had been part of Andrew during all of 2002. Our revenue target for 2003 will be adjusted to include Allen's targets for their remaining quarters once the deal is final.

Where can I get more information about Allen Telecom?

        The best place to learn more about Allen Telecom is on their website, http://www.allentele.com.

Where can I get more information about the acquisition of Allen and how it will impact me?

        As more information about the acquisition is available, it will be communicated via WebCore. In addition, feel free to talk with your supervisor or your HR representative.

Additional Information and where to find it

        Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

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